UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

September 12, 2006

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

Re: Sun Microsystems, Inc.
Incoming letter dated June 30, 2006

Dear Mr. Dillon:

This is in response to your letters dated June 30, 2006, July 14, 2006, July 25, 2006, and August 11, 2006 concerning the shareholder proposal submitted to Sun by William Steiner. We also have received letters on the proponent's behalf dated July 5, 2006, July 17, 2006, July 27, 2006, August 6, 2006, August 16, 2006 and September 4, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA

RECEIVED
2006 JUL -3 PM 3:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 30, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.--Shareholder Proposal Submitted by Mr. William Steiner

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), Sun Microsystems, Inc., a Delaware corporation (the **"Company"**), hereby gives notice of the Company's intention to omit from its proxy statement for its 2006 annual meeting of stockholders (the **"2006 Proxy Statement"**) a shareholder proposal (the **"Proposal"**) submitted to the Company by Mr. William Steiner (the **"Proponent"**) under cover of a letter dated May 22, 2006. A copy of the Proponent's proposal together with the related supporting statement is attached as **Attachment A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the **"Staff"**) of the Securities and Exchange Commission (the **"Commission"**) will not recommend any enforcement action if, in reliance on the provisions of Rule 14a-8(i)(10), the Company omits the Proposal from the 2006 Proxy Statement on the grounds that the Company has substantially implemented the proposal.

The Company expects to file the definitive 2006 Proxy Statement with the Commission on or about September 20, 2006. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2006 Proxy Statement. Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal (directing all correspondence to Mr. John Chevedden), a copy of this submission is being forwarded simultaneously to the Proponent and Mr. Chevedden. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Proposal

The full text of the Proposal and supporting statement is as follows:

"3- Redeem or Vote Poison Pill

Resolved: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote as a separate ballot item, as soon as may be practicable.

A sunset on a future poison pill will not substitute for a shareholder vote. Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable.

With our 82% vote of support in 2005 it should not be necessary to resubmit this proposal for a second vote of support due to management non-responsiveness.

William Steiner, 112 Abbotsford Gate, Piermont, NY 10968 sponsors this proposal. The sponsor is not responsible if management makes up its own title for this proposal in the voting materials as it did in 2005 and gives the proposal a biased introduction.

Pills Entrench Current Management

"Poison pills...prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

It is important to take a least one step forward and adopt this proposal since our 2006 governance was not impeccable. For instance in 2006 it was reported (and certain (concerns are inserted):

* The Corporate Library (TCL), an independent investment research firm in Portland, Maine, rated our company:
  "D" in Accounting
* Our company has a poison pill with a low 10% trigger
* An overwhelming 75% shareholder vote was required to make certain key improvements - entrenchment concern
* Our current CEO had a tenure of less than two years, while our former CEO remained as Chairman. This situation can weaken our current CEO's leadership according to The Corporate Library.
* Three directors were CEOs - Over commitment concern.
* Two directors held 4 to 6 board seats - Over commitment concern.
* The 2 million options exercised in fiscal 2004 carried a profit of only $3.54 a share- hardly a stock price appreciation to celebrate.

* Three directors had 18 to 24 years tenure- Lack of independence concern. *
Two directors owned no stock - Lack of commitment concern
* The chairman of our compensation committee had 24 years tenure- lack of independence concern.

This series of less-than-best practices reinforces the reason to take one step forward and vote yes.

Redeem or Vote Poison Pill
Yes on 3"

Basis for Exclusion—*Rule 14a-8(i)(10)*

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2006 Proxy Statement in accordance with Rule 14a-8(i)(10), which allows for the exclusion of proposals "if the company has already substantially implemented the proposal." Significantly, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal as has been satisfied. *See, e.g., Masco Corporation* (April 19 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *Northern States Power Company* (February 16, 1995); *E.I duPont de Nemours and Company* (February 14, 1995). To be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. *See Rel. No. 34-20091* (August 16, 1983).

The Company does not currently have a poison pill in place and has no current intention of adopting a poison pill. In May 2006, the Company's Board of Directors terminated the Company's then-existing Stockholder Rights Agreement (the "**Rights Agreement**") and adopted the following formal policy statement (the "**Policy**") regarding stockholder rights plans in its Corporate Governance Guidelines, which are available on its website:

"H. POLICY STATEMENT ON POISON PILLS

The Company no longer has a stockholder rights plan, or "poison pill." The Board must obtain stockholder approval prior to adopting a poison pill, unless the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities, determines that, under the circumstances then existing, it would be in the best interests of the Company and its stockholders to adopt a poison pill without prior stockholder approval. If a poison pill is adopted by the Board without prior stockholder approval, the poison pill must provide that it will expire within one year of adoption unless ratified by stockholders."

Although the Proponent has not clearly indicated where the Proposal ends and his supporting statement begins, the Company submits that it has implemented all elements of the Proposal with the adoption of the Policy. There are two immaterial differences between the Proposal and the Policy, both of which have been considered by the Staff in previous no action requests in which the Staff concurred with the companies' exclusions of proposals on the basis of Rule 14-8(i)(10). First, the Policy is more restrictive than the Proposal, in that it sets a definitive period of twelve months for submission of any future poison pill to a stockholder vote, while the Proposal only requires such a vote "as soon as may be practicable." In *General Motors Corporation* (March 14, 2005), the Staff considered an identical distinction and concurred with the company's position that the proposal had been substantially implemented. See also *PPL Corporation* (March 14, 2004) (concurring with company's conclusion that proposal calling for a stockholder vote on the adoption of a poison pill "as soon as may be practical" could be excluded pursuant to Rule 14a-8(i)(10) where company's policy provided for a vote at the earliest next special or annual meeting).

Second, the Policy contains the limited fiduciary out required under Delaware law but not expressly set forth in the Proposal. In both *Radioshack Corporation* (March 14, 2005) and *Tiffany & Co* (March 14, 2005) the Staff concurred with the companies' conclusion that the fiduciary out was required under Delaware law, and as such, that the companies had substantially implemented the proposals to the maximum extent permissible by law.

While the Proposal states that adoption of the poison pill restriction is required through charter or bylaw inclusion "if practicable," the Company's implementation of the proposal via a Policy meets the requirements of Rule 14a-8(i)(10). See *Tiffany & Co.* (March 14, 2006) (excluding a poison pill redemption proposal on the basis that the company had substantially implemented by adopting a corporate policy despite the proposal's stated preference for adoption of a bylaw amendment "if practicable"). Although the Staff did not concur that the company could exclude a proposal under Rule 14a-8(i)(10) under similar circumstances in *The Boeing Company* (February 3, 2006), the Company believes a different result is warranted here for the reasons set forth below.

The procedures set forth in the Policy (including that any stockholder rights plan adopted without shareholder approval must provide that it will expire within one year of adoption unless ratified by shareholders) (the "**Procedures**") operate in the same manner regardless of whether they are set forth in a policy or in the Company's bylaws or charter. In addition, a bylaw setting forth the Procedures, like a policy, can be changed by future Board action without shareholder approval. The Board could not include the Procedures in the charter without first obtaining shareholder approval.

By adopting the Policy, the Board has already determined that the most practicable way of implementing the Procedures is to place them in the Corporate Governance Guidelines. Inserting provisions in the Company's bylaws or charter imposes additional regulatory burdens on the Company in the event that the provisions ever need to be altered. Even immaterial amendments to the Company's Bylaws require the filing of a Form 8-K. Although the Company has no present intention of amending the Procedures, as the adoption of such Procedures by companies is a relatively new phenomenon, it is not difficult to imagine that minor modification to the Procedures may be appropriate as new best practices emerge.

Moreover, by virtue of conditioning the bylaw amendment requirement on its practicability, the Proponent has recognized that implementation through the Bylaws is not a critical element of the

Proposal. Significantly, had the Proponent viewed the bylaw amendment as material, he could have drafted the Proposal to request a bylaw amendment rather than leaving discretion as to the practicable means of implementing the Proposal. Of note, the Proponent and his representative, Mr. Chevedden, have drafted hundreds of proposals between them and are very well versed in the impact of drafting the Proposal in this manner. Given the flexibility in the Proposal's language and the Company's determination that the practicable means of implementing the subject matter of the proposal was via the Policy, the Proposal should be excluded under Rule 14(a)-8(i)(10). As the Staff has previously recognized, determination of whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. See Texaco, Inc. (March 28, 1991).

For the reasons stated above and consistent with the Staff's prior interpretations of Rule 14a-8(i)(10), the Company believes that the Proposal may be excluded.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Craig Norris or me at (650) 960-1300. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

Attachment A

[May 22, 2006]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote as a separate ballot item, as soon as may be practicable.

A sunset on a future poison pill will not substitute for a shareholder vote. Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable.

With our 82% vote of support in 2005 it should not be necessary to resubmit this proposal for a second vote of support due to management non-responsiveness.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal. The sponsor is not responsible if management makes up its own title for this proposal in the voting materials as it did in 2005 and gives the proposal a biased introduction.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

It is important to take at least one step forward and adopt this proposal since our 2006 corporate governance was not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine, rated our company:
  "F" in Accounting.
- Our company had a poison pill with a low 10% trigger.
- An overwhelming 75% shareholder vote was required to make certain key improvements – entrenchment concern.

- Our current CEO had a tenure of less than two years, while our former CEO remained as Chairman. This situation can weaken our current CEO's leadership according to The Corporate Library.
- Our company's overall Board Effectiveness Rating was lowered by TCL due to our management's decision to accelerate the vesting of options to avoid recognizing related expenses in our company's financial statements.
- Three directors were CEOs – Over-commitment concern.
- Two directors held 4 to 6 board seats – Over-commitment concern.

- The 2 million options exercised in fiscal 2004 carried a profit of only $3.54 a share – hardly a stock price appreciation to celebrate.
- Three directors had 18 to 24 years tenure – Lack of independence concern.
- Two directors owned no stock – Lack of commitment concern.

• The chairman of our compensation committee had 24 years tenure – Lack of independence concern.

This series of less-than-best practices reinforces the reason to take one step forward and vote yes.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, July 05, 2006 11:46 PM
To: CFLETTERS
Cc: Michael Dillon
Subject: (SUNW)Sun Microsystems Shareholder Positionon Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 5, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sun Microsystems, Inc. (SUNW)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This responds to the Sun Microsystems June 30, 2006 no action request.

The rule 14a-8 proposal states:
"RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote as a separate ballot item, as soon as may be practicable.

"A sunset on a future poison pill will not substitute for a shareholder vote. Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable."

The company, on the other hand, says that it should get full implementation credit regarding this rule 14a-8 proposal although it fails to meet three key items called for in the above concise 71-words:
1) Š redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote as a separate ballot item, as soon as may be practicable.

2) A sunset on a future poison pill will not substitute for a shareholder vote. [The company implicitly claims that contradiction of this provision still entitles it to full implementation credit.]

3) Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable. [The company does not argue that a charter or bylaw inclusion would not be practicable. Also the company argument ignores the word "required" in this text.]

Furthermore in the Borders Group, Inc. (March 9, 2006) Reconsideration the Staff stated:
"We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The company does not explain how a proposal asking for a long-term solution ("charter or bylaw inclusion") can purportedly be implemented by a potentially short-term response ("Policy").

The company does not explain a premise of its argument: How it might occur that there could typically be a 12-month period in which shareholders had no opportunity to vote.

There are no RadioShack or Tiffany Staff Response Letters with the dates given by the company.

The company cites no precedents where the following text was in a rule 14a-8 proposal:
"A sunset on a future poison pill will not substitute for a shareholder vote.

Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable."

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Michael Dillon < Michael.Dillon@Sun.COM>

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA 95054

Sun microsystems

RECEIVED
2006 JUL 19 AM 10: 02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 14, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.- Shareholder Proposal Submitted by Mr. William Steiner.

Dear Sir or Madam:

On June 30, 2006, Sun Microsystems, Inc. (the **"Company"**) submitted to your office a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the *"Proposal")* from Mr. William Steiner (together with his representative, Mr. John Chevedden, the *"Proponents"),* for inclusion in the Company's 2006 Proxy Statement. The Company has received a letter from Mr. John Chevedden dated July 5, 2006 and setting forth the Proponents' response (the "**Response**"), and is submitting this letter in reply to the Response. In accordance with Rule 14a-8(j), we are enclosing herewith six hard copies of this letter. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter to the Proponents.

In the Response, Mr. Chevedden takes the position that the Company is not entitled to "full implementation credit" under Rule 14a-8(i)(10). As a preliminary matter, the standard for excluding a proposal under Rule 14a-8(i)(10) does not require "full" implementation of each detail of the proposal, but rather an evaluation of whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal. See *Texaco, Inc.* (March 28, 1991). A company's actions need not precisely correspond to the actions sought by the stockholder proponent. See, e.g., *Nordstrom. Inc.* (February 8, 1995); *Masco Corporation* (March 29, 1999).

The main point of the Response appears to be that the Company has not implemented the Proposal because it has adopted its shareholder rights plan policy as a Corporate Governance Guideline (the **"Policy"**), as opposed to amending the Company's bylaws. In taking this position, the Proponents neglect the fact that the Proposal only requires an amendment to the Company's bylaws "if practicable." The Proponents' statement that the "Company does not argue that a charter or bylaw inclusion would not be practicable" is incorrect. To the contrary, the Company dedicated a portion of its June 30, 2006 letter to the reasoning behind its decision that a bylaw amendment was not practicable (See p. 5 of the Company's letter). The Response fails to reply to the Company's reasoning on this point and does not set forth an explanation of how the Proponents' view of the practicability of a bylaw amendment differs from that of the Company's Board of Directors. In so doing, the Proponents essentially ignore the "if practicable" language of the Proposal and recast the Proposal as requiring a bylaw amendment. As the Company has considered the practicability of a bylaw amendment and has adopted the Policy, which compares favorably with the requirements of the Proposal, the Company respectfully submits that it is entitled to exclude the Proposal from its 2006 Proxy Statement in accordance with Rule 14a-8(i)(10).

The Response also seems to take issue with the portion of the Policy that provides for the expiration of any shareholder rights plan adopted by the Board without prior shareholder approval, but not ratified by a shareholder vote within twelve months. Contrary to the Proponents' assertions, this "sunset" provision does not take the place of a shareholder vote in the Company's implementation of the Proposal. In fact, the Policy is more restrictive than the Proposal, as it requires that any shareholder rights plan be submitted to a stockholder vote before adoption unless the Board, in the exercise of its fiduciary responsibilities, determines that it would be in the best interests of the Company and its stockholders to adopt a plan without prior stockholder approval. The "sunset" provision is only included in the Policy as a safety net in the event that the Board, in exercising its fiduciary responsibilities, adopts a new shareholder rights plan without first obtaining shareholder approval. As such, the sunset provision is part and parcel of the limited fiduciary out that the Board was required to maintain in the Policy under Delaware law, and does not provide a basis for finding that the Company has not substantially implemented the objectives of the Proposal. The Staff has concurred that other companies substantially implemented proposals nearly identical to the one at issue here by adopting corporate governance guidelines which contained a limited fiduciary out and sunset provision (See *RadioShack Corporation* (March 14, 2006) and *Tiffany & Co* (March 14, 2006)). The Proponents fail to articulate how use of a sunset provision, which is intended to limit the impact of a necessary exercise of fiduciary responsibility, is detrimental the Company's implementation of the objectives of the Proposal. As such, the Proponents' vague objections to the existence of this sunset provision do not present a sound basis for deviating from the Staff's opinions in the recent *RadioShack and Tiffany & Co.* letters.

Finally, the Response points out a typographical error in the Company's June 30, 2006 letter. The Company inadvertently cited the *RadioShack* and *Tiffany* Staff response letters as having been issued on March 14, 2005. The correct citation for both letters is March 14, 2006. Of course, Mr. Chevedden is familiar with both of these letters, as he was the proponent of the proposals at issue in both letters.

For the foregoing reasons, the Company respectfully renews its request that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Statement. If you have any questions or require additional information with respect to this request, please do not hesitate to call Craig Norris or me at (650) 960-1300. Please acknowledge receipt of this letter by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, July 18, 2006 3:02 AM
To: CFLETTERS
Cc: Michael Dillon
Subject: Sun Microsystems, Inc. (SUNW)#2 Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sun Microsystems, Inc. (SUNW)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

To begin, Mr. Michael Dillon[1]s July 14, 2006 letter fails to address every point in the July 5, 2006 shareholder position letter. For instance, the Borders Group, Inc. (March 9, 2006) Reconsideration in which the Staff
stated:
"We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

Also clever distortions in Mr. Dillon[1]s letter need to be corrected. For instance, the "dedicated portion" of Mr. Dillon[1]s June 30, 2006 letter could only best be characterized as claiming that the company had used an easier practicable way to attempt to address the issue of this proposal. The June 30, 2006 company letter did not answer whether a bylaw amendment on this topic was practicable for the company.

Mr. Dillon suggests that since the Staff has concurred on dissimilar proposals on this topic that the Staff should concur here in spite of the specifically distinctive text of this proposal which calls for:
"A sunset on a future poison pill will not substitute for a shareholder vote."
"Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable."

Mr. Dillon does not claim that the RadioShack or Tiffany rule 14a-8 proposals had the same text as this proposal.

Mr. Dillon incredulously claims that a policy that allows an escape hatch regarding a shareholder vote on a poison pill is more restrictive than the rule 14a-8 proposal submitted that requires a shareholder vote in every instance.

Mr. Dillon claims that when the company policy calls for a strict provision, to require a shareholder vote prior to adopting a poison pill, and follows this provision with a loophole to avoid this provision altogether that it still has a strict policy.

Additionally the company has no provision that this topic be submitted to shareholders as a separate ballot item as called for in the rule 14a-8 proposal.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Michael Dillon <Michael.Dillon@Sun.COM>

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA 95054

Sun microsystems

July 25, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.- Shareholder Proposal Submitted by Mr. William Steiner

Dear Sir or Madam:

On June 30, 2006, Sun Microsystems, Inc. (the **"Company"**) submitted to your office a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the ***"Proposal"***) from Mr. William Steiner (together with his representative, Mr. John Chevedden, the ***"Proponents"***), for inclusion in the Company's 2006 Proxy Statement. This letter is in reply to the Proponents' latest response to the Staff dated July 17, 2006 (the **"Second Response"**). In accordance with Rule 14a-8(j), we are enclosing herewith six hard copies of this letter. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter to the Proponents.

In the Second Response, the Proponents continue to attempt to recast the Proposal as one requiring a bylaw amendment, despite the fact that the plain language of the Proposal only requires a bylaw amendment "if practicable." While the Company appreciates the Proponents' nod to its clever nature, the Company's July 14, 2006 does not distort the facts surrounding the Company's implementation of the Proposal. The Company has evaluated the possibility of a bylaw amendment at this time and, in light of the procedural burdens associated with an amendment on this issue, determined that it was not practicable. If the Proponents wanted to preclude the Company from engaging in such an analysis, the Proposal should not have included the phrase "if practicable." A detailed discussion of the Company's and Proponents' views on practicability is not required here, as the test for substantial implementation under Rule 14a-8(i)(10) (as set forth more fully in the Company's June 30, 2006 and July 14, 2006 letters) does not require an exact correlation between each element of a shareholder proposal and the Company's implementation of the proposal.

Further, the Proponents cite to a Borders Group, Inc. reconsideration letter dated March 9, 2006. The Company has searched extensively for this letter to no avail. Nevertheless, the language the Proponents cite does not directly apply to the Proposal at issue here, as it does not address the case where a bylaw amendment is only required "if practicable."

The Proponents' arguments around the "sunset" provision and the "escape hatch" for a shareholder vote on a poison pill directly contradict the Staff's guidance in *RadioShack Corporation*

(March 14, 2006) and *Tiffany & Co* (March 14, 2006). Given that the Proponents have failed to distinguish the facts surrounding the sunset provision in the Company's policy and the policies at issue in those two no action requests, there is no justification for a different result in the instant request. Likewise, the Proponents' argument that the Proposal requires that any shareholder vote be conducted as a "separate ballot item" was raised and dismissed in the letters exchanged in the *Tiffany & Co.* no action request, and there is no basis for a different result here. Finally, the Proponents seem to argue that the fact that a proposal containing exactly the same language as the Proposal has never been the subject of a no-action letter is a reason for declining the Company's request for no-action. However, the mere novelty of select phrases in the Proposal does not preclude an analysis of the effect of these phrases relative to existing precedents.

For the foregoing reasons, the Company respectfully renews its request that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Statement. If you have any questions or require additional information with respect to this request, please do not hesitate to call Craig Norris or me at (650) 960-1300. Please acknowledge receipt of this letter by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, July 27, 2006 1:06 PM
To: CFLETTERS
Cc: Michael Dillon
Subject: (SUNW) Sun Microsystems, Inc. #3 Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sun Microsystems, Inc. (SUNW)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

Since it took the company 10-days to give the shareholder party its response to the July 17, 2006 shareholder party letter, it is respectfully requested that 10-days be allowed to respond to the latest company letter before the Staff issues its letter.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Michael Dillon <Michael.Dillon@Sun.COM>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, August 07, 2006 2:46 AM
To: CFLETTERS
Cc: Michael Dillon
Subject: (SUNW) Sun Microsystems, Inc. #4 Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

August 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sun Microsystems, Inc. (SUNW)
#4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

This further responds to the Sun Microsystems no action request.

The rule 14a-8 proposal states:
"RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote as a separate ballot item, as soon as may be practicable.

"A sunset on a future poison pill will not substitute for a shareholder vote. Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable."

The company, on the other hand, says that it should get full implementation credit regarding this rule 14a-8 proposal although it fails to meet three key items called for in the above concise 71-words:
1) Š redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote as a separate ballot item, as soon as may be practicable.

2) A sunset on a future poison pill will not substitute for a shareholder vote. [The company implicitly claims that contradiction of this provision still entitles it to full implementation credit.]

3) Adoption of this proposal through charter or bylaw inclusion would be required, if this is practicable. [The company does not argue that a charter or bylaw inclusion would not be practicable. Also the company argument ignores the word "required" in this text.]

The company claim also seems to contradict the Borders Group, Inc. (March 9, 2006) Reconsideration which stated:
"We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

There is also a reference to Borders Group, Inc. (March 9, 2006) in Mr. Martin P. Dunn¹s March 22, 2006 letter.

The company apparently claims that it is the sole authority on whether a bylaw is practicable without giving any detailed analysis whatsoever. ("A detailed discussion of the Company¹s and Proponents¹ views on practicability is not required hereŠ"). Thus the company is essentially claming without support that its easy way to implement part of this rule 14a-8 proposal is the only way.

Furthermore, the company does not analyze whether the rule 14a-8 proposal text in the RadioShack (March 14, 2006) or Tiffany & Co. (March 14, 2006) is materially different from the rule 14a-8 proposal submitted to Sun Microsystems.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Michael Dillon <Michael.Dillon@Sun.COM>

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA 95054

Sun microsystems

August 11, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.- Shareholder Proposal Submitted by Mr. William Steiner

Dear Sir or Madam:

On June 30, 2006, Sun Microsystems, Inc. (the **"Company"**) submitted to your office a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the ***"Proposal"***) from Mr. William Steiner (together with his representative, Mr. John Chevedden, the ***"Proponents"***), for inclusion in the Company's 2006 Proxy Statement. This letter is in reply to the Proponents' latest response to the Staff dated August 6, 2006 (the **"Third Response"**). In accordance with Rule 14a-8(j), we are enclosing herewith six hard copies of this letter. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter to the Proponents.

While the Company does not wish to belabor the points made in its previous communications with the Staff regarding the Proposal, it has obtained a copy of the Commission's unpublished reconsideration letter cited in the Proponents' Second and Third Responses and must correct the Proponents' misleading use of language from that letter. Given that the reconsideration letter cited by the Proponents (*Borders Group Inc.*, March 9,2006), was one of a group of letters issued by the Commission permitting six companies to exclude proposals advanced by the Proponents that were nearly identical to the one at issue here, it was disingenuous of the Proponents to invoke that letter in support of their argument. In fact, in concluding that those companies could exclude the Proponents' stockholder rights plan proposals on the basis that they had been substantially implemented, the Commission concluded as follows:

> We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment. **In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal.**

[emphasis added]. *Bristol-Myers Squibb Co.* (March 9,2006) Therefore, the Commission's position is clear. When, as here, a company has substantially implemented a shareholder proposal, implementation of that proposal in the form of a corporate guideline rather than a bylaw amendment does not preclude a finding of substantial implementation when a proposal only calls for a bylaw amendment "if practicable." The Proponents' attempt to circumvent this decision by omitting a key sentence from its citation to the Commission's unpublished opinion (which was readily available to the Proponents but difficult for the Company to obtain) is nothing short of an abuse of the shareholder proposal process under Rule 14a-8.

For the foregoing reasons, the Company respectfully renews its request that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Statement. If you have any questions or require additional information with respect to this request, please do not hesitate to call Craig Norris or me at (650) 960-1300. Please acknowledge receipt of this letter by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Wednesday, August 16, 2006 12:14 PM
To:	CFLETTERS
Cc:	Michael Dillon
Subject:	(SUNW) Sun Microsystems #5 ShareholderPosition on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

August 16, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sun Microsystems, Inc. (SUNW)
#5 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

This is to respectfully request that there be ample time to respond to the 4th company letter regarding its no action request. This letter was received last weekend.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Michael Dillon <Michael.Dillon@Sun.COM>

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, September 05, 2006 12:14 AM
To: CFLETTERS
Cc: Michael Dillon
Subject: (SUNW) Sun Microsystems, Inc. #6 Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

September 4, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sun Microsystems, Inc. (SUNW)
#6 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

The company does not claim that Borders Group, Inc, March 9, 2006, and similar cases at that time-period, included the same text as this proposal:

"A sunset on a future poison pill will not substitute for a shareholder vote."

On the other hand the new Sun Microsystems non-bylaw calls for the substitution of a "sunset" for a "shareholder vote."

In the Borders Group, Inc. (March 9, 2006) Reconsideration the Staff stated:
"We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

And previously the company has only been able to establish that a non-bylaw imitation of this proposal is easier to implement than a genuine bylaw adoption.

The TheCorporateCounsel.net, March 17, 2006 commented on the Borders Group, Inc, series of Staff Reconsiderations:
"Š a company would still have to convince the Staff that it is not practicable to adopt the poison pill change requested by the proposal."

TheCorporateCounsel.net Blog
The Practical Corporate & Securities Law Blog March 17, 2006

"Poison Pill Proposals Found Excludable Upon Reconsideration

"From my DealLawyers.com Blog: Last week, the SEC Staff issued a batch of no-action responses, where on reconsideration the Staff said that Bristol Myers (and other companies) could exclude John Chevedden's poison pill shareholder proposals.
Š

"I think a fairer reading is that the Staff simply changed its mind on this one, but that it still believes that a policy is not as binding as a bylaw.
The truth of the matter is that the phrase "as practicable" is pretty subjective - and a company would still have to convince the Staff that it is not practicable to adopt the poison pill change requested by the proposal."

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Michael Dillon <Michael.Dillon@Sun.COM>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 12, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sun Microsystems, Inc.
Incoming letter dated June 30, 2006

The proposal requests that the board of directors adopt a rule that the board will redeem any current or future poison pill unless it is submitted to a shareholder vote as soon as may be practicable.

There appears to be some basis for your view that Sun may exclude the proposal under rule 14a-8 (i)(10). Accordingly, we will not recommend enforcement action to the Commission if Sun omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel